Filed Pursuant to Rule 433

Dated March 29, 2016

Term Sheet to Prospectus Supplement

Registration Statement No. 333-207130

Torchmark Corporation

$300,000,000 6.125% JUNIOR SUBORDINATED DEBENTURES DUE 2056

Issuer:	Torchmark Corporation (“Torchmark”)

Expected Ratings*:	Baa2 (Moody’s) / BBB+ (S&P)

Size:	$300,000,000

Trade Date:	March 29, 2016

Settlement Date**:	April 5, 2016 (T + 5)

Maturity Date:	June 15, 2056

Interest Rate:	6.125%

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year beginning June 15, 2016

Optional Redemption:

Redeemable in whole at any time or in part from time to time on or after June 15, 2021, at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

Redemption after the Occurrence of a Tax
Event or a Rating Agency Event

Redeemable in whole, but not in part, at any time prior to June 15, 2021, within 90 days of the occurrence of (i) a “tax event” at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption or (ii) a “rating agency event” at a redemption price equal to the greater of (a) 100% of their principal amount or (b) the present value of a payment on June 15, 2021 in an amount equal to their outstanding principal amount and scheduled payments of interest that would have accrued on them from the date of redemption to June 15, 2021, discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, in each case, plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

CUSIP / ISIN:	891027401 / US8910274013

Denomination:	$25 and integral multiples of $25 in excess thereof

Price to Public:	$25.00

Underwriting Discount:	3.150% per debenture for retail orders, $8,210,475 total, and 1.500% per debenture for institutional orders, $590,250 total.

Use of Proceeds

We intend to use the net proceeds from the sale of the debentures to repay the $250 million outstanding principal amount plus accrued interest on our 6.375% Senior Notes due June 15, 2016 and for general corporate purposes.

Proceeds (before expenses) to Torchmark:	$291,199,275.00

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Senior Co-Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.
BB&T Capital Markets, a division of BB&T Securities, LLC
Comerica Securities, Inc.
KeyBanc Capital Markets Inc.
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the debentures will be made against payment therefor on or about April 5, 2016, which will be the fifth business day following the date of the prospectus supplement (this settlement date being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade debentures on the date of the prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the debentures initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors. This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-326-5897 or email: cmclientsupport@wellsfargo.com.